FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2018

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R Sotamaa By R Sotamaa CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date: 23 May 2018

EXHIBIT INDEX

EXHIBIT NUMBER
   EXHIBIT DESCRIPTION
99
                 Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	11 April 2018	entitled	‘Clarification Statement – Remuneration Report 2017
Exhibit	99.2	Stock Exchange announcement dated	13 April 2018	entitled	‘Director/PDMR Shareholding’
Exhibit	99.3	Stock Exchange announcement dated	26 April 2018	entitled	‘Director/PDMR Shareholding’
Exhibit	99.4	Stock Exchange announcement dated	30 April 2018	entitled	‘Director Declaration’

Exhibit 99.1:

RNS Number : 5435K
Unilever PLC
11 April 2018

 CLARIFICATION STATEMENT (applicable to 2017 remuneration report)

FURTHER INFORMATION FOR SHAREHOLDERS REGARDING UNILEVER'S REMUNERATION POLICY

The Directors' Remuneration Report in our 2017 Annual Report and Accounts sets out the Group's proposed new Remuneration Policy and transition to the new Reward Framework in relation to our Management Co-Investment Plan (MCIP) for Executive Directors (page 48).
In response to questions from investors, the Compensation Committee has confirmed that:
MCIP 2018 award for Executive Directors:
The MCIP 2018 award that will be made upon approval of the new Remuneration Policy by Unilever PLC and Unilever N.V. shareholders on 2 and 3 May 2018 respectively:
·      allows Executive Directors to invest up to 67% of 2017 annual bonus in the four-year MCIP;
·      on the 1 to 1.5 match basis at target;
·      with vesting capped at 150% of target in accordance with our current remuneration policy.
With effect from 2019, vesting of the MCIP awards will be capped at 200%.
Ann Fudge

Chair of the Compensation Committee

11 April 2018

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 99.2:

RNS Number : 9241K
Unilever PLC
13 April 2018

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£39.595	3
e)	Aggregated information - Volume - Total	3 £118.79
f)	Date of the transaction	2018-04-10
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	24 shares (reinvestment of dividend on (freely transferable) shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£39.4116	19
		£39.3992	5
e)	Aggregated information - Volume - Total	24 £945.82
f)	Date of the transaction	2018-04-11
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 99.3:

RNS Number : 2998M
Unilever PLC
26 April 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Blanchard
2	Reason for the notification
a)	Position/status	Chief R&D Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
1. 11,934 PLC shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix; This ULE member acquired PLC shares only;
2. 11,934  PLC shares were granted which is a conditional grant under the MCIP operated under the Unilever Share Plan 2017. ULE members receive a corresponding number of performance-related shares (matching shares) under the Unilever Share Plan 2017. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3866.0p	11,934
		0.0p	11,934
e)	Aggregated information - Volume - Total	23,868 £461,368.44
f)	Date of the transaction	2018-04-23
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
1. 7,205 PLC shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix; This ULE member acquired PLC shares in a 50/50 mix;
2. 7,205 PLC shares were granted which is a conditional grant under the MCIP operated under the Unilever Share Plan. ULE members receive a corresponding number of performance-related shares (matching shares) under the Unilever Share Plan 2017. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3866.0p	7,205
		0.0p	7,205
e)	Aggregated information - Volume - Total	14,410 £278,545.3
f)	Date of the transaction	2018-04-23
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	President, Foods and Refreshment (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
1. 8,232 PLC shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix; This ULE member acquired PLC shares in a 50/50 mix;
2. 8,232 PLC shares were granted which is a conditional grant under the MCIP operated under the Unilever Share Plan. ULE members receive a corresponding number of performance-related shares (matching shares) under the Unilever Share Plan 2017. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3866.0p	8,232
		0.0p	8,232
e)	Aggregated information - Volume - Total	16,464 £318,249.12
f)	Date of the transaction	2018-04-23
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Secretary (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
1. 6,711 PLC shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix; This ULE member acquired PLC shares in a 50/50 mix;
2. 6,711 PLC shares were granted which is a conditional grant under the MCIP operated under the Unilever Share Plan 2017. ULE members receive a corresponding number of performance-related shares (matching shares) under the Unilever Share Plan 2017. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3866.0p	6,711
		0.0p	6,711
e)	Aggregated information - Volume - Total	13,422 £259,447.26
f)	Date of the transaction	2018-04-23
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
1. 13,308 PLC shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix; This ULE member acquired PLC shares only;
2. 13,308 PLC shares were granted which is a conditional grant under the MCIP operated under the Unilever Share Plan 2017. ULE members receive a corresponding number of performance-related shares (matching shares) under the Unilever Share Plan 2017. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3866.0p	13,308
		0.0p	13,308
e)	Aggregated information - Volume - Total	26,616 £514,487.28
f)	Date of the transaction	2018-04-23
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 99.4:

RNS Number : 6436M
Unilever PLC
30 April 2018

Director Declaration

Pursuant to the UK Listing Rule 9.6.14(2), Unilever PLC announces that Laura Cha, Independent Non-Executive Director, joined Hong Kong Exchanges and Clearing Ltd as a Director on 26 April 2018.

This information is provided by RNS
The company news service from the London Stock Exchange